DRILLING SERVICES AGREEMENT BETWEEN TWO PARTIES

Party A:

Australian Mining Services International Pty. Ltd.

Party B:

Mitchell (Guizhou) Drilling Co. Ltd.

After amicable discussions, both Parties have come to an agreement as follows:

1.0

Party A has been appointed as the main contractor to drill surface to inseam and underground in seam coal and other services to Shenhua Ningxia Group Coal Mine in Baijigou Coal Mine.  Party A has appointed Party B to provide surface to inseam drilling services of the main contract works signed between AMSI and Shenhua Ningxia Baijigou Coal Mine.

2.0

Party B will be appointed as the subcontractor, and the amount of work to be provided by Party B will be as mentioned in the Annexure-1

3.0

Party A will provide USD 270000/- as an initial payment and slowly increased up to 30% of the total subcontract work as deposit payment to Party B as soon as the drilling Rig of Party B has arrived Baijigou Mine.

4.0

The subsequent payment for the work done will be billed to Party A and will be paid to Party B within four weeks of the invoice submitted.

5.0

The details of the subcontract will be drawn between both Parties as soon as possible.

ANNEXURE 1

Number of Lateral Holes	11

The contract allows for the number of holes to vary depending on the drilling success by either subcontractor, the actual gas flows, the costs or any other reason determined by the Contract Owner.  MGD and AMSI to agree on the minimum number of holes.  (Suggested 6, to suit the vertical to lateral ratio, i.e., 3 Lateral to each vertical.)

Total Meters	15,400 18,150	Excluding roof touches Including roof touches (250 meters per hole)
Number of Vertical Holes	4	As mentioned above this could vary.

Rate Schedule

All meters drilled (including roof touches)

Mobilization / Demobilization / Establishment / Freight

Supply of under-reamer for vertical holes

Supply of under-reamer blades for vertical holes

Supply of Collar replacement for vertical holes

Supply of Supervision for vertical holes by local drillers.

Well Head – Supply / Install and Commission (Spare components to be included)

Well Head – Monitoring equipment (4 holes), monitoring and training (3 months)

Standby Rate

$225.30/m $140,000.00 $6,062.00 $2,181.00 per blade $ Landed Cost + 20% $1,200.00 / day $80,000.00 per hole $160,000.00 $566 / hr $448/